OMB APPROVAL
OMB Number:	3235-0379
Expires:	April 30, 2013
Estimated average burden
hours per response…	2.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND

UNDERTAKING

A.	Name of issuer or person filing (“Filer”): JSC “INTER RAO UES”

B.	(1) This is [check one]

☒	an original filing for the Filer

☐	an amended filing for the Filer

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C. Identify the filing in conjunction with which this Form is being filed:

Name of registrant: JSC “INTER RAO UES”

Form type: Forms CB (this Form F-X is being filed concurrently)

File Number (if known): Not applicable

Filed by JSC “INTER RAO UES”

Date Filed (if filed concurrently, so indicate): Two Forms CB, each filed concurrently with this Form on March 19, 2012

D. The Filer is incorporated or organized under the laws of the Russian Federation and has its principal place of business at:

Address in full: 12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation

Telephone number: +7 (495) 967 05 27

E. The Filer designates and appoints CT Corporation System (“Agent”) located at:

Address in full in the United States:	111 Eighth Avenue, 13th Floor

New York, New York 10011

Telephone number:	(212) 590-9330

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Forms CB on March 19, 2012 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to its Form CB, filed concurrently with this Form;

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates; and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Moscow Country of the Russian Federation this 19th day of March, 2012.

Filer: JSC “INTER RAO UES”

By:	/s/ Ms. Svetlana Yu. Chuchaeva
Name:	Ms. Svetlana Yu. Chuchaeva

Title:	Representative acting in accordance with the Power of Attorney, dated 22 February 2012

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Sohan R. Dindyal
(Signature)

Sohan R. Dindyal
Assistant Secretary CT Corporation System

March 19, 2012